Exhibit 21.1

Subsidiaries of Registrant

Name	Place of incorporation and kind of legal entity

Liaoning Nengfa Weiye Energy Technology Co. Ltd.	The PRC, a limited liability company

Liaoning Nengfa Weiye Tei Fa Sales Co., Ltd.	The PRC, a limited liability company